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PROCESSING
RECEIVED
FEB 2 2007
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCOTT NETWORK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 OLD G VES MILL ROAD
(No. and Street)

LYNCHBURG	VA	24502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RHONDA L. HILL 434-832-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN EDWARDS &COMPANY L.L.P.
2215 LANGHORNE RD, STE 102
(Name – *if individual, state last, first, middle name*)

P.O. BOX 10189	LYNCHBURG	VA	24506-0189
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RHONDA L. HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCOTT NETWORK SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT NETWORK SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

December 31, 2006

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

To the Board of Directors of
Scott Network Securities, Inc.
Lynchburg, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Scott Network Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown, Edwards & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2007

SCOTT NETWORK SECURITIES, INC.

FINANCIAL REPORT

December 31, 2006 and 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
180
SECTION

CONTENTS

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Scott Network Securities, Inc.
Lynchburg, Virginia

We have audited the accompanying statements of financial position of Scott Network Securities, Inc. (the "Corporation") as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown, Edwards & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2007

2215 Langhorne Road, Suite 102 • P.O. Box 10189 • Lynchburg, VA 24506-0189 • 434-948-9000 • Fax: 434-948-9029 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF FINANCIAL POSITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash	$ 320,994	$ 248,444
Accrued commissions receivable	32,929	8,967
Total assets	$ 353,923	$ 257,411
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 10,563	$ 9,911
STOCKHOLDER'S EQUITY		
Common stock, $10 par value, authorized 5,000 shares, issued 1,000 shares	10,000	10,000
Retained earnings	333,360	237,500
Total stockholder's equity	343,360	247,500
	$ 353,923	$ 257,411

The Notes to Financial Statements are
an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions	$ 876,383	$ 667,235
EXPENSES		
Employee compensation and benefits	279,891	197,869
Clearing costs	12,725	23,754
Management fees	120,000	120,000
Professional fees	9,531	14,633
Insurance	394	369
Licenses and registrations	7,982	6,749
Total expenses	430,523	363,374
Net income	$ 445,860	$ 303,861

The Notes to Financial Statements are
an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2006 and 2005

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2005	1,000	$ 10,000	$ 83,639	$ 93,639
Net income	-	-	303,861	303,861
Dividends	-	-	(150,000)	(150,000)
Balance, December 31, 2005	1,000	10,000	237,500	247,500
Net income	-	-	445,860	445,860
Dividends	-	-	(350,000)	(350,000)
Balance, December 31, 2006	1,000	$ 10,000	$ 333,360	$ 343,360

The Notes to Financial Statements are
an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 445,860	$ 303,861
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accrued commissions	(23,962)	(6,740)
Increase (decrease) in accrued expenses	652	(263)
Net cash provided by operating activities	422,550	296,858
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	(350,000)	(150,000)
NET INCREASE IN CASH	72,550	146,858
CASH		
Beginning	248,444	101,586
Ending	$ 320,994	$ 248,444

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
None

The Notes to Financial Statements are
an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1. Organization

Scott Network Securities, Inc. (the "Corporation") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Virginia corporation is a wholly-owned subsidiary of James A. Scott & Son, Incorporated (the "Parent").

Note 2. Significant Accounting Policies

Nature of operations:

The Corporation receives commissions from the sale of securities by registered representatives of one designated broker/dealer firm operating in North Carolina and Virginia. The Corporation does not initiate securities transactions and does not hold customer funds or securities.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash:

The Corporation maintains its cash account in one financial institution. The account is insured by the Federal Deposit Insurance Company (FDIC) up to $100,000. A portion of the balance is uninsured at year end.

Note 3. Related Party Transactions

The Corporation has an agreement with the Parent to pay monthly management fees for the use of office space and administrative services. The fees are equal to the lesser of $10,000 or the amount that will reduce net capital to 120% of required net capital.

The Corporation reimburses the Parent for salaries, bonuses, payroll taxes, and retirement plan contributions earned by employees of the Parent who perform services for the Corporation.

Total fees and reimbursements to the Parent were $399,891 and $317,869 for 2006 and 2005, respectively.

Note 4. Income Taxes

Effective January 1, 2002, the Corporation elected to be a Qualified Subchapter S Subsidiary (QSSS) under §1361 of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, all assets, liabilities, and items of income and deduction of the QSSS are treated as part of the Parent S Corporation. As a result of this election, no federal or state income taxes have been recognized in the accompanying financial statements.

(Continued)

SCOTT NETWORK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 5. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Corporation had net capital of $343,360, which was $338,360 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 0.03 to 1. At December 31, 2005, the Corporation had net capital of $247,500, which was $242,500 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 0.04 to 1.

SCOTT NETWORK SECURITIES, INC.

EXEMPTION FROM PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended December 31, 2006 and 2005

The Corporation claims an exemption based upon the provisions of Rule 15c3-3(k)(1) of the Securities and Exchange Commission. The commissions and other income received by the Corporation relate to the sale of variable insurance and annuity contracts and investment company shares. The Corporation does not initiate clearing transactions and does not hold customer funds or securities.

SCOTT NETWORK SECURITIES, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

	2006	2005
Total assets	$ 353,923	$ 257,411
Less: Total liabilities	10,563	9,911
Net worth	343,360	247,500
Add: Subordinated loans	-	-
Adjusted net worth	343,360	247,500
Less: Nonallowable assets	-	-
Current capital	343,360	247,500
Less: Haircuts	-	-
Net capital	343,360	247,500
Required net capital	5,000	5,000
Excess net capital	$ 338,360	$ 242,500
Aggregate indebtedness	$ 10,563	$ 9,911
Aggregate indebtedness to net capital	3%	4%

No material differences exist between this computation and the computation submitted by the Company in the filing of Form X-17A-5, Part IIA, for the period ending December 31, 2006.

END